UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE AS OF 1934
For July 29, 2009
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Results of Operations and Financial Condition
     On July 29, 2009, Sify Technologies Limited (the “Company”) announced its unaudited consolidated results under the International Financial Reporting Standards (“IFRS”) for the quarter ended June 30, 2009. A copy of the press release is attached hereto as Exhibit 99.1, which exhibit shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.
Completion of Acquisition or Disposition of Assets; Unregistered Sales of Equity Securities
     As previously reported, effective July 16, 2009, the Company consummated a merger with Sify Communications Limited, a majority owned subsidiary of the Company (“Sify Comm”), whereby Sify Comm was merged with and into the Company, with the Company as the surviving entity (the “Merger”).
     In connection with the consummation of the Merger, the stockholders of Sify Comm received an aggregate of 10,530,000 Equity Shares, par value Rs.10 per share, of the Company as consideration for the Merger (the “Shares”). Infinity Satcom Universal Private Limited, which is controlled by Ananda Raju Vegesna, Executive Director of the Company and the brother of Raju Vegesna, the Company’s Chief Executive Officer and Managing Director, received 10,530,000 Shares as the sole Sify Comm stockholder other than the Company.
     The Shares were issued to the Sify Comm stockholder in a private transaction pursuant to Regulation S promulgated under the Securities Act of 1933, as amended (“Regulation S”). The Company did not engage in a distribution of the Shares in the United States. Sify Comm represented that it is not a U.S. person (as defined in Regulation S) and that it did not acquire the Shares for the account or benefit of a U.S. person.
     The description of the Merger is qualified in its entirety by reference to the Scheme of Amalgamation by and among Sify Comm, the Company and their respective shareholders, previously filed as Exhibit 99.2 to the Form 6-K filed on January 23, 2009, and incorporated by reference to this Form 6-K.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 29, 2009

SIFY TECHNOLOGIES LIMITED
By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

Exhibits filed with this Report

Exhibit Number	Description
99.1	Press Release, dated July 29, 2009